Mail Stop 4561

March 10, 2009

<u>CERTIFIED MAIL</u>
<u>RETURN RECEIPT REQUESTED</u>

Mr. John P. Amboian
Principal Executive Officer
Nuveen Commodities Income and Growth Fund
333 W. Wacker Drive
Chicago, IL 60606

Re: Nuveen Commodities Income and Growth Fund
Nuveen Commodities Income and Growth Master Fund LLC
Registration Statement on Form S-1
Filed December 15, 2005
File No. 333-130360

Dear Mr. Amboian:

It has been more than nine months since you last amended the above registration statement, and the registration statement is now out of date. Within 30 days from the date of this letter, you should either:

· file an amendment to the registration statement to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

· file a request for withdrawal of the registration statement.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under rule 479 of the Act.

Direct any questions to Kristina Aberg, Attorney-Advisor, at (202) 551-3404

Sincerely,

Karen J. Garnett
Assistant Director

cc: Stacy H. Winick, Esq.